April 14, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

RE:

VistaGen Therapeutics, Inc.

Registration Statement on Form S-1

Filed March 14, 2016

File No. 333-210152

Dear Ms. Hayes:

We thank you for your comment letter dated April 1, 2016 (the “Comment Letter”) addressed to VistaGen Therapeutics, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding the Company's Registration Statement on Form S-1 (the “Registration Statement”), filed on March 14, 2016. The Staff’s comments are included below in bold, and are immediately followed by the Company’s response.

Contemporaneously with the filing of this letter, the Company is filing pre-effective amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter.

Prospectus Cover Page

We note your statement that you have applied to list your common stock on the NASDAQ Capital Market.  Where you disclose a recent price for your shares on the OTCQB over-the-counter market, please also state that this price may not be indicative of the market price on NASDAQ.

Response

We have added the requested disclosure to the prospectus cover page of the Amendment, as requested by the Staff.

Use of Proceeds, page 38

Please revise to indicate the approximate amounts of offering proceeds that will be allocated for each identified purpose. Please also state whether you believe the offering proceeds will be sufficient to complete the Phase 2b study as well as any other clinical studies. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof.  Please refer to Instruction 3 to Item 504 of Regulation S-K.

Response

We have revised the Use of Proceeds in the Amendment in accordance with Instruction 3 to Item 504 of Regulation S-K, and have included specific disclosure regarding the Company’s upcoming Phase 2b study.  In addition, we have added a new risk factor that discusses the risk that the proceeds from the offering may not be sufficient to complete the Phase 2b study, resulting in the need to raise additional capital.

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-1134.

Very truly yours,

/s/  Daniel W. Rumsey

Daniel W. Rumsey

Managing Partner

Disclosure Law Group

cc:

Shawn K. Singh

Chief Executive Officer and Director

VistaGen Therapeutics, Inc.